As filed with the Securities and Exchange Commission on September 8, 2006

Registration No. 333-_________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDIA SCIENCES INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	87-0475073
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

8 Allerman Road, Oakland, New Jersey	07436
(Address of Principal Executive Offices)	(Zip Code)

Nonincentive Stock Option Agreement with Lawrence Anderson

Nonincentive Stock Option Agreement with Donald Gunn, as amended by Separation Agreement with Donald Gunn

(Full Title of Plan)

Michael W. Levin

Chairman, President and Chief Executive Officer

8 Allerman Road

Oakland, New Jersey 07436

(Name and address of agent for service)

(201) 677-9311

(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered (1)	Amount to be Registered (2)	Proposed maximum offering price per share (3)	Proposed maximum aggregate offering price	Amount of registration fee

Common stock, $0.001 par value	150,000	$4.675	$701,250	$75.04

TOTAL	150,000		$701,250	$75.04

(1)	Represents shares subject to two nonincentive stock option agreements granted by the registrant to employees.
(2)	Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.
(3)

As estimated solely for the purpose of computing the registration fee pursuant to Rule 457(h) and Rule 457(c) under the Securities Act. The proposed maximum offering price per share is based upon the average of the high and low prices for a share of common stock of the registrant, as reported on the American Stock Exchange on September 1, 2006.

EXPLANATORY NOTE

This Registration Statement on Form S-8 relates to the issuance of up to 150,000 shares of the Registrant’s common stock upon the exercise of stock options granted to Messrs. Gunn and Anderson pursuant to their respective nonincentive stock option agreements, as amended by a separation agreement in the case of Mr. Gunn.

Under cover of this Form S-8 is a Reoffer Prospectus prepared in accordance with the requirements of Part I of the Form S-3. The Reoffer Prospectus may be utilized for reofferings of common stock acquired by the selling stockholders through exercise of stock options granted pursuant to their respective nonincentive stock option agreements.

REOFFER PROSPECTUS

MEDIA SCIENCES INTERNATIONAL, INC.

150,000 Shares of Common Stock underlying Stock Options

This prospectus relates to the reoffer and resale by two selling stockholders of a total of up to 150,000 shares of common stock of Media Sciences International, Inc., a Delaware corporation, underlying stock options that were issued to them pursuant to their respective nonincentive stock option agreements, as amended, that were entered into in connection with the employment of the two selling stockholders.

The shares may be reoffered and resold for the account of the selling stockholders, and we will not receive any of the proceeds from the resale of the shares of common stock, but we will receive the exercise price upon the exercise of any stock options held by the selling stockholders. The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and Exchange Commission.

The shares may be offered and sold, from time to time, by the selling stockholders. The selling stockholders may from time to time sell their shares of common stock directly to other purchasers or through agents, in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to the then-prevailing market price or at negotiated prices.

Our common stock is quoted on the American Stock Exchange under the symbol “GFX”. On September 1, 2006, the last reported sale price for a share of our common stock on the American Stock Exchange was $4.65.

See “Risk Factors” beginning on page 3 for a discussion of certain factors that should be considered by prospective investors.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 8, 2006

THE COMPANY

We are a manufacturer of supplies for business color printers and industrial coders (printers). We operate in one business segment through two wholly-owned subsidiaries.

Our wholly-owned subsidiary, Media Sciences, Inc., manufactures and distributes printer supplies, including solid ink sticks and toner cartridges for use in Tektronix, Xerox, QMS-Minolta, Epson, Ricoh, Oki and other color printers. We intend to grow this business through an expansion of our product line, expansion of our distribution channels, through our INKlusive free color printer program and through demand creation marketing activities. While we primarily sell our supplies through an international distribution channel, we also sell supplies directly to certain end users through our INKlusive program.

Our wholly-owned subsidiary, Cadapult Graphic Systems, Inc., sells supplies directly to certain end users through our INKlusive color printer program and to those with whom we have a historical relationship.

We are a Delaware corporation. Our principal corporate office is located at 8 Allerman Road, Allendale, New Jersey 07436. Our telephone number is 201-677-9311. Our web site address is www.mediasciences.com.

RISK FACTORS

An investment in the shares being offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below before making an investment. If any of the following risks occurs, our actual results could differ significantly, and the trading price of our common stock could decline, and you may lose all or part of your investment. You should also keep these risk factors in mind when you read forward-looking statements. The important factors that could affect forward-looking statements are subject to change, and we disclaim any obligation or duty to update or modify any forward-looking statements. We have identified the material risks which we believe may affect our business and the principal ways in which we anticipate that they may affect our business or financial condition.

RISKS RELATED TO OUR CORE BUSINESS OPERATIONS

We are at a competitive disadvantage because we operate in a market that is dominated by companies that are the original manufacturers of printers for which we supply products. If we do not effectively compete with new and existing competitors, our revenues and operating margins will decline.

The printer consumable industry is highly competitive on both a worldwide basis and a regional geographic basis. Our competitors and potential competitors range from large international original equipment printer manufacturers to numerous large and small providers of discounted remanufactured product. Our most formidable competition in the color workgroup printer space is the incumbent original equipment printer manufacturer (OEM). Our OEM competitors include Xerox, Oki, Konica Minolta, and Epson. In most cases, these OEMs enjoy market shares well in excess of 95%; some with shares as high as 99%. These OEMs have certain inherent advantages due to the fact that they manufacturer the subject printers for which we produce competing solid ink and toner consumables. These OEM competitors also have much greater financial, technical, marketing, name recognition, and other resources. In addition, the OEMs can influence dealer, distributor, and ultimately customer choice through incentive and other programs that discourage sale or purchase of non-OEM products. We expect competition to increase in the future from existing competitors and a number of companies that may enter our existing or future markets. Increased competition could adversely affect our revenue and profitability through price reductions and loss of market share.

The principal competitive factors in our products include: product performance and quality, time to market, marketing and access to distribution channels, product warranty, customer services, and product design and price. If we do not sufficiently differentiate our products on these factors, our business, operating results and financial condition will suffer. Some of our current and potential competitors have substantially greater financial, technical, sales and marketing resources than we have. We may not be able to continue to compete successfully with our existing competitors or with new competitors.

In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of their current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share and production economies. Such competition could materially adversely affect our ability to sell our products on terms favorable to us. Further, competitive pressures and functionally competitive products could require us to reduce the price of our products, which could materially adversely affect our business, operating results and financial condition. We may not be able to compete successfully against current and future competitors and any failure to do so would have a material adverse effect on our business, operating results and financial condition.

We may need to change our pricing models to compete successfully.

The highly competitive markets in which we compete can put pressure on us to reduce the prices of our products. As a result, we may not be able to maintain our historical prices and margins, which could adversely affect our business, results of operations and financial condition. We believe that competition will increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. Decreasing prices resulting from competition and technological changes require us to sell a greater number of products to achieve the same level of net revenues and gross profit. If this occurs and we are unable to attract new customers and sell increased quantities of products, our revenue growth and profitability could be adversely affected. Any broadly-based changes to our prices and pricing policies could cause our revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for our products.

We rely on a small number of suppliers to provide key components for our products.

Our manufacturing process requires a high volume of quality raw materials and components from third-party suppliers. Defective products received from these suppliers could reduce product reliability and harm our reputation. Our reliance on suppliers may result in product delays or price increases. We use some components that are not common to the rest of the personal computer and consumer electronics industries. Further, a number of our products utilize custom components. Some key components and raw materials (including certain toners and electronic chips), may be obtained only from a single supplier or a limited group of suppliers, either because alternative sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity, or price considerations.

We generally purchase raw materials, components and products using purchase orders and have no guaranteed supply arrangements with the suppliers. From time to time, vendors may cease to do business with us for various reasons, or change our terms and conditions. Any such termination or the implementation of such changes could have a material adverse impact on our financial results. The loss of, or change in, business relationship with key suppliers, could negatively impact our competitive position. Additionally, a merger or consolidation among our suppliers could result in price increases which would adversely impact our results of operations.

Even where alternative sources of supply may be available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could have a material adverse affect on our financial performance. Moreover, if actual demand for our products is different than expected, we may purchase more/fewer parts than necessary or incur costs for canceling, postponing or expediting delivery of products. Any or all of these factors could materially and adversely affect our business, financial condition and results of operations.

We rely on indirect distribution channels and major distributors that we do not control.

We rely significantly on independent distributors and resellers to market and distribute our products. We do not control our distributors and resellers. Additionally, our distributors and resellers are not obligated to buy our products and could also represent other lines of products. Some of our distributors and resellers maintain inventories of our products for resale to their customers. If distributors and resellers reduce their inventory of our products, our business could be adversely affected. Further, we could maintain individually significant accounts receivable balances with certain distributors. The financial condition of our distributors could deteriorate and distributors could significantly delay or default on their payment obligations. Any significant delays or defaults could have a material adverse effect on our business, results of operations and financial condition.

Any failure to maintain on-going sales through distribution channels could result in lower revenues.

To date, we have sold our products principally through distributors and resellers. Our ability to achieve revenue growth in the future will depend in large part on our success in maintaining existing relationships and further establishing and expanding relationships with new distributors and resellers. It is possible that we will not be able to successfully expand our distribution channels, secure business with additional distributors and resellers on commercially reasonable terms or at all, and otherwise adequately continue to develop and maintain our existing distribution relationships. Moreover, even if we succeed in these endeavors, it still may not increase our revenues. We need to carefully monitor the development and scope of our indirect sales channels and create appropriate pricing, sales force compensation and other distribution parameters. If we invest resources in these types of expansion and our overall revenues do not correspondingly increase, our business, results of operations and financial condition will be materially and adversely affected. Additionally, as we attempt to attract and penetrate additional distributors and resellers, we may need to increase corporate branding and marketing activities, which could increase our operating expenses. Accordingly, these efforts, if not sufficiently effective, may actually reduce our profits.

We are dependent on commercial delivery services for supply of raw materials and finished goods as well as delivery of our products to customers.

We generally ship our products in from our suppliers and to our customers by common carrier, including, but not limited to Concordia, DHL, FedEx, and United Parcel Service. If we are unable to pass on to our customers future increases in the costs of our commercial delivery services, our profitability could be adversely affected. Additionally, strikes or other service interruptions by such shippers could adversely affect our ability to deliver products on a timely basis.

Product Concentration – Our business derives revenues from a single group of similar and related products.

Our revenues are derived primarily from a single group of similar and related products, and a decline in demand or prices for these products or services could substantially adversely affect our operating results. We currently derive the majority of our revenues from the sale of solid ink sticks and toner consumables for color work group printers. We expect these products to continue to account for the majority of our revenues in the future. As a result, factors adversely affecting the pricing of or demand for such products, including difficult economic conditions, future terrorist activities or military actions, any decline in overall market demand, competition, product performance or technological change, could have a material adverse effect on our business and consolidated results of operations and financial condition.

Our future growth is expected to be achieved through the development and introduction of new products, increasing market penetration of our existing products, and continuation of the trend in growth of color printing. There are substantial risks that we will be unable to realize any or all of this expected growth. Nor can we provide any assurance that new products we introduce will be successful in the market. All of our new product initiatives have substantial, entrenched OEM competitors with greater resources and experience in these product areas. There can be no assurances that all or any of these new products will be successful and contribute to profitability or growth.

Customer Concentration – Historically, a few customers have accounted for a large percentage of our revenues. The loss of a significant customer would significantly reduce our revenues.

Our customer base is relatively highly concentrated. Presently, three customers account for about 35% of our entire net revenues. For the foreseeable future, we expect to continue to have a relatively highly concentrated customer base. In addition, the mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year. If customers do not place orders, or delay or cancel orders, we may not be able to replace the business. Any changing, rescheduling or canceling orders by these customers may result in a significant decline in our revenues and profitability. Major customers may also seek and on occasion receive pricing, payment terms or other conditions that are less favorable to us. In addition, certain customers may form strategic alliances or collaborative efforts that could result in additional complexities in managing individual customer relationships and transactions. These factors could have a material adverse effect on our business, financial condition and results of operations.

Product Warranty – Because we offer a liberal product warranty, expenses associated with the program could harm our revenues and substantially increase our costs.

We provide warranties for our products as to suitability for use in the intended printer models and that our products are free of defects that could cause damage to these printers. Costs covered under the product warranty include customary charges for the repair or replacement of the printer with an equivalent new or refurbished printer, at our sole discretion. We believe that our product warranty is relatively liberal, providing in most cases, broader and more complete coverage than that provided by the original equipment printer manufacturer.

Some of the products we offer are internally complex and, despite extensive testing and quality control, may contain defects. We may need to recall defective products if these defects are not discovered until after commercial shipments have been made, issue credits to customers, impair and dispose of substantial inventories, and may incur substantial product warranty and service costs if our products damage customer printers. Any product defects could also cause damage to our reputation and result in loss of revenues, product returns or order cancellations, lack of market acceptance of our products, as well as increase our product warranty or service costs. Accordingly, any product defects could have a material and adverse effect on our business, results of operations and financial condition.

In 2002, we conducted a product recall after manufacturing defects in certain solid ink sticks caused damage to some customer print heads. The recall and related warranty expense cost the company approximately $5.0 million. Since then, the Company has made substantial improvements in its testing and quality control processes. We cannot guarantee that the testing and quality control improvements we have implemented will be effective in preventing future recalls and similar or more substantial material adverse effects on our business and results of operations.

We are exposed to inventory risks.

We are exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. We seek to minimize our inventory exposure through a variety of inventory management procedures and policies. However, if there were unforeseen product developments that created more rapid obsolescence or if vendors were to change their terms and conditions, our inventory risks could increase. We also periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendors. These bulk purchases could increase our exposure to inventory obsolescence. We cannot guarantee that we will be successful in our efforts to mitigate our inventory risk and, in fact, many of the competitive and technological factors that drive this risk are beyond our control.

We are, and may become, involved in litigation, which could materially harm our business.

We are a party to legal proceedings that arise from time to time, involving our business, products or operations. We do not believe that any currently pending or threatened litigation, based on our assessment of merit, will have a material adverse effect on our financial condition. However, the litigation process is inherently expensive, uncertain and includes the risk of an unexpected, unfavorable result. Accordingly, it is possible in the future that the eventual outcome of litigation could materially and adversely affect our results of operations.

If we are unable to finance our INKlusive program, we may be required to use alternative sources of financing or attempt to self-finance these activities.

We depend on our current third-party financing sources to fund our INKlusive program. If either of our third-party financing vendors is unable to access the capital markets, ceases to operate as a finance company, or chooses not to participate in the financing of the INKlusive program, we may have to cease or scale-back our INKlusive program to the extent we are unable to self-finance the program. As a result, our revenues and operating results could be adversely affected.

Covenants in our debt instruments could trigger a default adversely affecting our ability to execute our business plan, our ability to obtain further financing, and potentially adversely affect the ownership of our assets.

Upon the occurrence of an event of default under any of our loan agreements, the lenders or trustees could elect to declare all amounts outstanding there under to be immediately due and payable and terminate all commitments to extend further debt. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our debt facilities and our other indebtedness or be able to implement our business plan. If we are unable to repay our outstanding indebtedness, the bank could foreclose on all of our assets. Accordingly, the occurrence of an event of default could have a material adverse affect on our financial position, results of operations, and our viability.

Our bank debt agreements contain financial and other covenants. Although we believe none of these covenants are presently restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our debt agreements. We have a revolving line of credit with a financial institution, whereby we can borrow funds, subject to availability of collateral. Borrowings under the credit line are collateralized by all of our assets. Although we currently have no outstanding balances under this line, we have several term notes with the same lender that are cross collateralized and contain cross default provisions with the revolving line-of-credit.

If we do not generate sufficient cash flow from operations in the future, we may not be able to fund our product development, potential acquisitions, or fulfill our future obligations.

Our ability to generate sufficient cash flow from operations to fund our operations and product development, including the payment of cash consideration in any potential acquisitions and the payment of our other obligations, depends on a range of economic, competitive and business factors, many of which are outside our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to sell assets or raise equity or debt financings when needed or desirable. An inability to fund our operations or fulfill outstanding obligations could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR INTERNATIONAL BUSINESS AND SENSITIVITY TO ECONOMIC CONDITIONS

Commodity price fluctuations may increase our cost of goods and adversely affect our results.

A large percentage of our products utilize petroleum, flax and soybean-based materials and paper and corrugated packaging. Volatility in the prices of these commodities could increase the costs of our products, which we may not be able to pass on to our customers, and thereby adversely effect our results of operations and cash flows.

Our international operations expose us to greater management, collections, currency, export licensing, intellectual property, tax, regulatory and other risks. Expansion into international markets is important to our long-term success, and our inexperience in the operation of our business outside the U.S. increases the risk that our international expansion efforts will not be successful.

Net revenue outside the U.S. accounted for approximately 18% of our consolidated net revenue in fiscal 2006. These non-U.S. sales are primarily concentrated in Western Europe and are expected to grow at a rate faster than our U.S. business. We opened our first office outside the U.S. in January 2005, and have only limited experience with operations outside the U.S. Expansion into international markets requires management attention and resources. These risks could harm our international expansion efforts, which would in turn harm our business and operating results.

Our international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, longer collection cycles, seasonality, potential changes in export licensing and tax laws, and greater difficulty in protecting intellectual property rights. Also, the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business may significantly impact our revenues. For example, a strengthening of the U.S. dollar could have an unexpected adverse impact on our international revenue. If the value of the U.S. dollar relative to the European currencies were to significantly increase, it could have an unexpected adverse impact on our revenues, profits and other operating results. General economic and political conditions in these foreign markets, including the military action in the Middle East, geopolitical instabilities on the Korean peninsula and other parts of Asia and a backlash against U.S. based companies may also impact our international revenues, as such conditions may cause decreases in demand or impact our ability to collect payment from our customers. There can be no assurances that these factors and other factors will not have a material adverse effect on our future international revenues and consequently on our business and consolidated financial condition and results of operations.

Currently, all of our toner-based products are sourced and assembled in foreign locations, particularly Japan, China, and Taiwan, which subject us to a number of economic and other risks.

Local laws in effect or that may be enacted in foreign jurisdictions may afford less protection to holders of our securities than those in effect in the United States.

We presently have one non-U.S. subsidiary, Media Sciences U.K. Limited, and we may have others in the future. These foreign subsidiaries are organized under the laws of their respective jurisdictions. Thus, holders of our securities should not conclude that assets and interests held by such foreign subsidiaries are subject to the same protections afforded similar entities incorporated in a United States jurisdiction.

Our earnings and growth rate could be adversely affected by changes in general economic conditions and uncertain geopolitical conditions.

Weak general economic conditions, along with uncertainties in geopolitical conditions, could adversely impact our revenue and growth rate and impair the value of our assets. In addition, our revenue, gross margin and earnings could deteriorate in the future as a result of unfavorable economic or political conditions.

RISKS RELATED TO OUR TECHNOLOGY AND THE NATURE OF OUR PRODUCTS

We operate in an industry characterized by increasingly rapid technological changes and our sales are dependent on the continued development of new technologies and products.

The markets for our products and services are characterized by: rapid technological change; increasing technical complexity of the products (i.e., new chemical toners, use of new smart chips, etc.); evolving industry standards; fluctuations in customer demand; changes in customer requirements; and frequent new product and service introductions and enhancements.

Our future success depends on our ability to continually enhance our current products and develop and introduce new products and services that our customers choose to buy. The timely availability of marketable new products is critical to our future success. We cannot guarantee that we will be successful in this effort. Our future success could be hindered by: delays in our introduction of new products and services; delays in market acceptance of new products and services or new releases of our current products and services; and our, or a competitor’s, announcement of new product or service enhancements or technologies that could replace or shorten the life cycle of our existing product and service offerings.

Execution risks associated with product development and introduction are significant and could reduce the demand for our products and the profitability of our operations.

Continuing improvements in technology mean frequent new product introductions, short product life cycles, and improvement in product performance characteristics. New product introductions present execution challenges and risks for us. If we are unable to effectively manage a product introduction, our business and results of operations could be unfavorably affected.

Our success is subject to many risks, including, but not limited to, our ability to timely and cost-effectively: (1) develop and market new products and price products appropriately; (2) improve existing products and increase market share in its existing markets; (3) expand into or develop related and new markets for its technology; (4) achieve market acceptance of, and accurately forecast demand and meet production schedules for, its products; (5) achieve cost efficiencies across product offerings; (6) adapt to technology changes in related markets; (7) adapt to changes in value offered by companies in different parts of the supply chain; (8) qualify products for volume manufacturing with its customers; and (9) successfully implement improvements in its manufacturing process. Furthermore, new or improved products may involve higher costs and reduced efficiencies compared to our more established products and could adversely affect our gross margins. In addition, we must successfully implement changes in our design engineering methodology, including changes that result in: significant decreases in material costs and cycle time; greater commonality of components and types of parts used in different products; and effective product life cycle management. If we do not successfully manage these challenges, our business, financial condition and results of operations could be materially and adversely affected.

We cannot guarantee that our products will achieve the broad market acceptance by our channel and entities with which we have a technology relationship, customers and prospective customers necessary to generate significant revenue. In addition, we cannot guarantee that we will be able to respond effectively to technological changes or new product announcements by others. If we experience material delays or sales shortfalls with respect to our new products and services or new releases of our current products and services, those delays or shortfalls could have a material adverse effect on our business, results of operations and financial condition.

Our intellectual property and other proprietary rights could offer only limited protection. Competitors may use our technology, which could weaken our competitive position, reduce our revenues and increase our costs.

Our success depends, to a large extent, on our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark, service mark, trade secret rights, and confidentiality procedures to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners with respect to our documentation and other proprietary information. Despite precautions we may take to protect our intellectual property, we cannot assure you that third parties will not try to challenge, invalidate or circumvent these safeguards. It is possible that other companies could successfully challenge the validity or scope of our current or future patents or that our competitors may independently develop similar technology, duplicate our products, or design around patents and other intellectual property rights that we hold. We also cannot assure you that the rights granted under our patents or attendant to our other intellectual property will provide us with any competitive advantages, or that patents will be issued on any of our pending applications, or that future patents will be sufficiently broad to protect our technology. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent as applicable law protects these rights in the United States. Failure to protect our intellectual property could materially adversely affect our business, operating results and financial condition.

Existing and future claims of intellectual property infringement against us could seriously harm our business because it could inhibit our ability to use certain technologies, divert our management efforts, result in costly litigation, and subject us to significant uncertainty regarding the ultimate outcome.

We are subject to legal proceedings and claims that arise in the ordinary course of our business, that our products infringe certain patent or other intellectual property rights. It is possible that third parties, including competitors, technology partners, and other technology companies, could successfully claim that our current or future products, whether developed internally or acquired, infringe their rights, including their trade secret, copyright and patent rights. These types of claims, with or without merit, can cause costly litigation that absorbs significant management time, as well as impede our sales efforts due to any uncertainty as to the outcome, all of which could materially adversely affect our business, operating results and financial condition. These types of claims, with or without merit, could also cause us to pay substantial damages or settlement amounts, cease offering of any subject technology or products altogether, require us to enter into royalty or license agreements, and damage our ability to sell products due to any uncertainty generated as to intellectual property ownership. Under certain circumstances our suppliers may be contractually obligated to indemnify us against certain expenses, however those suppliers may ultimately be unable to meet their obligations. Further, by successfully challenging the validity of patents or other intellectual property, we may make it easier for other competitors to enter the market.

Because of technological changes in its industry, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain of the Company’s products, including products obtained through acquisitions, components, and business methods may unknowingly infringe existing patents of others. We attempt to ensure that products we develop or acquire and our processes do not infringe upon third party patents and other proprietary rights. The Company typically conducts as many as three independent intellectual property reviews as an integral part of its product development process: an extensive in-house review, a review by external council, and our key suppliers conduct their own review. Before product launch, these independent reviews are compared and reconciled. Despite these efforts, we cannot guarantee that this process will be effective in preventing the Company from infringing the patent rights of others.

We do not believe that any currently pending or threatened litigation, based on our assessment of merit, will have a material adverse effect on our financial condition. However, the litigation process is inherently expensive, uncertain and includes the risk of an unexpected, unfavorable result. Accordingly, it is possible in the future that the eventual outcome of litigation could materially and adversely affect our financial position and results of operations.

On June 23, 2006, Xerox Corporation filed a lawsuit against the Company alleging Media Sciences’ solid ink sticks for use in the Xerox® Phaser® 8500/8550 8500/8550 printers infringe, actively induces others to infringe, and/or contributorily infringes four patents held by Xerox concerning solid ink stick shape. Xerox seeks a preliminary and permanent injunction, a finding of willful infringement, damages (including treble damages), and costs. In August 2006, Media Sciences answered the complaint and counterclaimed for declaratory judgment of non-infringement and invalidity. Media Sciences believes the filing of this action by Xerox violates an agreement between the companies that was reached in resolution of similar litigation in 2001. The Company believes it has meritorious defenses and counterclaims and intends to pursue them vigorously. There can be no assurance, however, that the Company will be successful in our defense of this action. The loss of all or a part of this lawsuit could have a material adverse affect on our operations.

OTHER BUSINESS RISKS

Challenges of Growth — If we fail to manage our operations and grow revenues or fail to continue to effectively control expenses, our future operating results could be adversely affected.

The scope of our operations, the number of our employees and the geographic area of our operations and our revenues have grown rapidly. Our growth could place a significant strain on our managerial, operational and financial resources. To manage our current growth and any future growth effectively, we need to continue to implement and improve additional management and financial systems and controls. We may not be able to manage the current scope of our operations or future growth effectively and still exploit market opportunities for our products and services in a timely and cost-effective way.

We attribute most of our growth during recent years to the introduction of new products and general growth of the color work group printer market. We cannot assure you that this market we serve will continue to grow. We cannot assure you that we will be successful in developing and introducing new products or that any new products we may introduce will actually increase our revenue growth rate.

If we experience a shortfall in revenue in any given quarter, due to the fixed nature of many of our expenses, we may not be able to further reduce operating expenses quickly in response. Any significant shortfall in revenue therefore could immediately and adversely affect our results of operations for that quarter. Accordingly, our revenue growth, profitability and cash flows from operating activities could be lower than in recent years.

If we are unable to attract and retain key executive and management personnel, we may not be able to manage and execute our business plan.

Our success depends, in large part, upon the services of a number of key employees. Other than our founder and CEO, Michael W. Levin, who has an employment agreement and for whom we maintain a key-person life insurance policy, our executive officers and key employees are at-will employees and are not covered by key-person life insurance policies. Competition for these types of employees is intense, and it is possible that we will not be able to retain our key employees and that we will not be successful in attracting, assimilating and retaining qualified candidates in the future.

Further, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business. Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, mandate, among other things, that companies adopt new corporate governance measures and impose comprehensive reporting and disclosure requirements, set stricter independence and financial expertise standards for audit committee members and impose increased civil and criminal penalties for companies, their chief executive officers and chief financial officers and directors for securities law violations. In addition, regulations adopted by stock exchanges require comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will make it more difficult and more expensive for us to obtain director and officer (D&O) liability insurance in the future. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties that cannot be addressed with D&O insurance.

If we lose key personnel or cannot hire enough qualified employees, it will adversely affect our ability to manage our business, develop, acquire new products and increase revenue.

The effective management of our growth could depend upon our ability to retain our highly skilled technical, managerial, finance and marketing personnel. If any of those employees leave, we will need to attract and retain replacements for them. To achieve our growth objectives, we also need to add key personnel in the future. The market for these qualified employees is competitive. We could find it difficult to successfully attract, assimilate or retain sufficiently qualified personnel in sufficient numbers. We might not attract and retain enough qualified personnel to support our anticipated domestic or international growth and our increasingly complex product offerings.

Furthermore, we may need to hire additional personnel to develop new products, product enhancements and technologies. If we cannot add the necessary staff and resources, our ability to develop future products could be delayed. Similarly, we may need to hire key personnel in connection with potential future acquisitions. If we cannot retain and add the necessary staff and resources for these acquired businesses, our ability to develop acquired products, markets and customers could be delayed. Any such delays could have a material adverse effect on our business, results of operations and financial condition.

We may incur substantial additional costs to motivate, attract, and retain key employees

As a result of our adoption of Statement of Financial Accounting Standards, or SFAS, No. 123(R), “Share-Based Payments,” which begins in our first quarter of fiscal 2007 (ending September 30, 2006), we will record a charge to earnings for equity-based compensation, such as stock options and restricted stock awards. This requirement reduces the attractiveness of granting equity-based compensation as the expense associated with these grants will decrease our profitability. If we do not successfully attract, retain and motivate key employees as a result of these or other factors, our operating results and ability to capitalize on its opportunities may be materially and adversely affected.

In addition, regulations adopted by AMEX and certain other exchanges require stockholder approval for new equity compensation plans and significant amendments to existing plans, including increases in shares available for issuance under such plans, and prohibit member organizations from giving a proxy to vote on equity compensation plans unless the beneficial owner of the shares has given voting instructions. These regulations could make it more difficult for us to grant equity compensation to employees in the future. To the extent that these regulations make it more difficult or expensive to grant equity compensation to employees, we may incur increased compensation costs or find it difficult to attract, retain and motivate employees, which could materially and adversely affect our business.

If we become subject to unfair hiring claims, we could be prevented from hiring needed employees, incur liability for damages and incur substantial litigation costs in defending ourselves.

Companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring employees or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert the attention of our management away from our operations.

Disruption of our operations at our corporate headquarters could negatively impact our results of operations.

Although we have multiple sales office locations in the United States and an office in Western Europe, essentially all of our computer equipment, intellectual property resources and personnel, including critical resources dedicated to research and development, manufacturing and administrative support functions, are presently located at our corporate headquarters in Oakland, New Jersey. The occurrence of a natural disaster or other unanticipated catastrophes could cause interruptions in our operations. Extensive or multiple interruptions in our operations due to natural disasters or unanticipated catastrophes could severely disrupt our operations and have a material adverse effect on our results of operations.

RISKS RELATED WITH OUR INFORMATION TECHNOLOGY

Because our business relies upon a variety of computer systems to operate effectively, the failure or disruption of, or latent defects in, these systems could have a material adverse effect on our business.

We depend on our information technology and manufacturing infrastructure to achieve our business objectives. The effectiveness and efficiency of our operations depend on a variety of information systems, including e-mail, enterprise resource planning, electronic data interchange, customer resource management and e-commerce systems, and financial accounting. Disruption in the operation of these systems, or difficulties in maintaining or upgrading these systems, could have a material adverse effect on our business. An infrastructure disruption could cause us to lose customers and revenue, and could require us to incur significant expense to eliminate these problems and address related security concerns. The harm to our business could be even greater if it occurs during a period of disproportionately heavy demand. Difficulties that we have encountered, or may encounter, in connection with our implementation and use of our computer systems, including human error or our reliance on, or a failure or disruption of, or latent defects in, such systems, could adversely affect our order management and fulfillment, financial reporting and supply chain management processes, and any such difficulties could have a material adverse effect on our business.

The success of our business depends on the continuing development, maintenance and operation of our information technology systems.

Our success is dependent on the accuracy, proper utilization and continuing development of our information technology systems, including our business application systems, Web servers and telecommunications network. The quality and our utilization of the information generated by our information technology systems, and our success in implementing new systems and upgrades, affects, among other things, our ability to:

o	conduct business with our customers;
o	manage our inventory and accounts receivable;
o	purchase, sell, ship and invoice our products efficiently and on a timely basis; and
o	maintain our cost-efficient operating model.

The integrity of our information technology systems is vulnerable to certain forms of disaster including, but not limited to, natural disasters such as tornadoes. While we have taken steps to protect our information technology systems from a variety of threats, including computer viruses and malicious hackers, there can be no guarantee that those steps will be effective. Furthermore, although we have redundant systems at a separate location to back up our primary application systems, there can be no assurance that these redundant systems will operate properly if and when required. Any disruption to or infiltration of our information technology systems could significantly harm our business and results of operations.

We have operations, clients, and vendors throughout the world. Our operations are dependent upon the connectivity of our operations throughout the world. Activities that interfere with our international connectivity, such as computer “hacking” or the introduction of a virus into our computer systems, could significantly interfere with our business operations.

RISKS RELATED TO ACQUISITIONS AND ALLIANCES

We are exposed to risks associated with acquisitions.

From our inception in May 1987, we have made a number of strategic acquisitions. In connection with acquisitions completed prior to June 30, 2006, we recorded approximately $4.9 million as intangible assets and goodwill, of which approximately $0.4 million had been amortized and $0.9 million written off. We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines and/or technologies. Our growth is dependent upon market growth, growth in market share, our ability to enhance existing products and services, and our ability to introduce new products on a timely basis.

In the future we expect to acquire, or make significant investments in, businesses to achieve our strategic objectives. While we expect to carefully analyze each potential acquisition before committing to the transaction, we may not be able to integrate and manage acquired products and businesses effectively. We cannot assure anyone that our previous acquisitions or any future acquisitions will be successful in helping us reach our financial and strategic goals either for that acquisition or for us generally. Acquisitions involve numerous risks, including but not limited to: (1) diversion of management’s attention from other operational matters; (2) inability to complete acquisitions as anticipated or at all; (3) inability to realize synergies expected to result from an acquisition; (4) failure to commercialize purchased technologies; (5) ineffectiveness of an acquired company’s internal controls; (6) impairment of acquired assets as a result of technological advancements or worse-than-expected performance of the acquired company or its product offerings; (7) unknown, underestimated and/or undisclosed commitments or liabilities, including those related to an acquired company’s product quality or unauthorized use of a third-party’s intellectual property; (8) substantial unanticipated costs; (9) material product liability or intellectual property liability associated with the sale of the acquired company’s products; (10) failure to integrate and retain key employees; and (11) ineffective integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations.

In addition, acquisitions also expose us to the risk of claims by terminated employees, shareholders of the acquired companies or other third parties related to the transaction. If we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations, incur large one-time expenses, utilize substantial portions of our cash, and acquire intangible assets that would result in significant future amortization expense. In a number of our acquisitions, we have agreed to make future payments, or earnouts, based on the performance of the businesses we acquired. The performance goals pursuant to which these future payments may be made generally relate to achievement by the acquired business of certain specified bookings, revenue, product proliferation, product development or employee retention goals during a specified period following completion of the applicable acquisition. Future acquisitions may involve issuances of stock as payment of the purchase price for the acquired business, grants of incentive stock or options to employees of the acquired businesses (which may be dilutive to existing stockholders), expenditure of substantial cash resources or the incurrence of material amounts of debt. Any of these events could have a material adverse effect on our business, operating results and financial condition.

If we determine that any of our goodwill or intangible assets, including technology purchased in acquisitions, are impaired, we would be required to take a charge to earnings, which could have a material adverse effect on our results of operations.

On June 29, 2001, the FASB pronounced under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) that purchased goodwill should not be amortized, but rather, should be periodically reviewed for impairment. Such impairment could be caused by internal factors as well as external factors beyond our control. The FASB has further determined that at the time goodwill is considered impaired, an amount equal to the impairment loss should be charged as an operating expense in the statement of operations. The timing of such an impairment (if any) of goodwill acquired in past and future transactions is uncertain and difficult to predict. Our results of operations in periods following any such impairment could be materially adversely affected. We are required to determine whether goodwill and any assets acquired in past acquisitions have been impaired in accordance with FAS 142 and, if so, charge such impairment as an expense. In the quarter ended June 30, 2005, we took an asset impairment charge of $0.9 million related to past acquisitions. We have remaining net goodwill and net acquired intangible assets of approximately $3.6 million at June 30, 2006, so if we are required to take such additional impairment charges, or if financial analysts or investors believe we may need to take such action in the future, our stock price and operating results could be materially adversely affected.

We review for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that the forecasts we use to support our goodwill and other intangible assets could change in the future. Significant judgments are required to estimate the fair value of goodwill and intangible assets, including estimating future cash flows, determining appropriate discount rates, estimating the applicable tax rates, foreign exchange rates and interest rates, projecting the future industry trends and market conditions, and making other assumptions. Changes in these estimates and assumptions, including changes in our reporting structure, could materially affect our determinations of fair value.

REGULATORY RISKS

We cannot provide any assurance that current laws, or any laws enacted in the future, will not have a material adverse effect on our business.

Our operations are subject to laws, rules, regulations, including environmental regulations, government policies and other requirements in each of the jurisdictions in which we conduct business. Changes in and compliance with such laws, rules, regulations, policies or requirements could result in increased costs, the need to modify our products and could affect the demand for our products, which may have an adverse impact on our future operating results. If we do not comply with applicable laws, rules and regulations, we could be subject to costs and liabilities and its business may be adversely impacted.

Our operating results could be adversely affected as a result of changes in our effective tax rates.

As a U.S. based multinational company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future tax rates could be affected by changes in the following:

o	Earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the United States statutory tax rate;
o	An increase in expenses not deductible for tax purposes, including certain stock compensation, write-offs of acquired in-process research and development and impairment of goodwill;
o	Changes in the valuation of our deferred tax assets and liabilities;
o	Changes in tax laws or the interpretation of such tax laws; or
o	New accounting standards or interpretations of such standards.

Any significant change in our future effective tax rates could adversely impact our results of operations for future periods. Accordingly, forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and material differences between forecasted and actual tax rates could have a material impact on our results of operations.

Significant judgment is required in determining our provision for income taxes. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. We provide for tax liabilities on our Consolidated Balance Sheets unless we consider it probable that additional taxes will not be due. However, the ultimate outcome of tax examinations cannot be predicted with certainty, including the total amount payable or the timing of any such payments upon resolution of such issues. In addition, we cannot assure you that such amounts will not be materially different than that which is reflected in our historical income tax provisions and accruals. Should the IRS or other tax authorities assess additional taxes as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on the results of operations, financial position or cash flows in the applicable period or periods recorded.

Changes in accounting regulations and related interpretations and policies, could cause us to recognize lower revenue and profits.

Policies, guidelines and interpretations related to revenue recognition, accounting for acquisitions, income taxes, facilities consolidation charges, allowances for doubtful accounts and other financial reporting matters require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. To the extent that management’s judgment is incorrect, it could result in an adverse impact on the Company’s financial statements. Some of these matters are also among topics currently under re-examination by accounting standard setters and regulators. These standard setters and regulators could promulgate interpretations and guidance that could result in material and potentially adverse changes to our accounting policies.

If we are required to remit significant payroll taxes, it will have an adverse impact on our future financial results.

When our employees exercise certain stock options, we are subject to employer payroll taxes on the difference between the price of our common stock on the date of exercise and the exercise price. These payroll taxes are determined by the tax rates in effect in the employee’s taxing jurisdiction and are treated as an expense in the period in which the exercise occurs. During a particular period, these payroll taxes could be material, in particular if an increase in our stock price causes a significant number of employees to exercise their options. However, because we are unable to predict our stock price, the number of exercises, or the country of exercise during any particular period, we cannot predict the amount, if any, of employer payroll tax expense that will be recorded in a future period or the impact on our future financial results. Stock price increases make it more likely that option holders will exercise their options and, accordingly, that we would incur higher payroll taxes.

Changes in financial accounting standards related to share-based payments are expected to have an adverse impact on our reported results of operations.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R is a very complex accounting standard that requires companies to expense the fair value of employee stock options and similar awards and is effective as of July 1, 2006 for us. The adoption of the new standard is expected to have an adverse impact on our reported results of operations for periods after its implementation. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current financial accounting standards. This requirement will reduce our net operating cash flows and increase net financing cash flows in periods after implementation of the new standard. Additionally, SFAS No. 123R could adversely impact our ability to provide accurate financial guidance concerning our expected results of operations on a GAAP basis for periods after its effectiveness due to the variability of the factors used to estimate the values of share-based payments. As a result, the adoption of the new standard in the first quarter of our fiscal 2007 could negatively affect our stock price and our stock price volatility.

Furthermore, the application of SFAS No. 123R requires significant judgment and the use of estimates, particularly surrounding stock price volatility, option forfeiture rates and expected option lives, to build a model for appropriately valuing share-based compensation. There is little experience or guidance with respect to developing these assumptions and models. There is also uncertainty as to how SFAS No. 123R will be interpreted and applied as more companies adopt the standard and companies and their advisors gain more experience with the standard.

There is a risk that, as we and others gain experience with SFAS 123R or as a result of subsequent accounting guidelines, we could determine that the assumptions or model we used requires modification. Any such modification could result in significantly different charges in future periods and, potentially, could require us to correct the charges taken in prior periods.  Any such corrections of charges taken in a prior period could negatively affect our results of operations, stock price and our stock price volatility.

Failure to maintain effective internal control over financial reporting may materially adversely impact our business.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our brand and operating results could be harmed. Pursuant to the Sarbanes-Oxley Act of 2002, we are required to furnish a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our stock price.

We are subject to internal control evaluations and attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management must perform evaluations of the Company’s internal control over financial reporting; as such standards may be modified, supplemented or amended from time to time. Beginning during its fiscal year ending June 30, 2008 and annually thereafter, our Form 10-KSB or Form 10K must include a report of its management’s assessment of the adequacy of such internal control, and our independent registered public accounting firm must publicly attest to the adequacy of management’s assessment and the effectiveness of our internal controls. Ongoing compliance with these requirements is complex, costly and time-consuming. If we fail to maintain an effective internal control over financial reporting, if our management does not timely assess the adequacy of such internal controls, or if our independent registered public accounting firm does not timely attest to the evaluation, we could be subject to regulatory sanctions and the public’s perception of Media Sciences may decline and the trading price of our stock could drop significantly.

RISKS OF OWNING OUR COMMON STOCK

Securities analysts’ or investors’ expectations may not be met or exceeded resulting in a decline in our stock price.

If our revenues, operating results, earnings or outlook are below the levels expected by investors or securities analysts, our stock price is likely to decline. Moreover, even if our total revenues meet investors’ and securities analysts’ expectations, if a component of our total revenues or operating results does not meet these expectations, our stock price may decline.

Deviations from expectations may be the result of unreasonable or aggressive analyst or investor expectations and/or result from fluctuations in our revenues and operating results. We may experience significant fluctuations in our future revenues and operating results as a result of many factors, including:

o	difficulty predicting the size and timing of customer orders;
o	potential fluctuations in demand or prices of our products and services;
o	the rate of customer acceptance of our new or existing products or the acceptance of such products expected to be introduced in the future, and any delays in our launch of new products or delays in orders caused by customer evaluations of these new products;
o	periodic difficult economic conditions, particularly affecting the technology industry, as well as economic uncertainties arising out of possible future terrorist activities; military and security actions in Iraq and the Middle East in general; and geopolitical instability in markets such as the Korean peninsula and other parts of Asia, all of which have increased the likelihood that we may have product supply issues or that customers will unexpectedly delay, cancel or reduce the size of orders, resulting in revenue shortfalls;
o	fluctuations in foreign currency exchange rates, which could have an adverse impact on our international revenue, particularly in western Europe if the Euro or Pound Sterling were to weaken significantly against the U.S. dollar;
o	the performance of our international business, which accounts for approximately 18% of our consolidated revenues;
o	changes in the mix of products and services that we sell or the channels through which they are distributed;
o	changes in our competitors' product offerings, marketing programs and pricing policies;
o	any increased price sensitivity by our customers, particularly in the face of increased competition including the availability of competitive illegally imported infringing product;

o	our ability to develop, introduce and market new products and initiatives, on a timely basis and whether any such new products are competitive or accepted in the market;
o	the lengthy sales cycle for some of our distribution agreements, particularly with regard to government contracts or branded retail distribution agreements, which typically involve more comprehensive qualifications and negotiations process and may require more detailed customer evaluations;
o	our ability to control costs and expenses;
o	loss of key personnel or inability to recruit and hire qualified additional or replacement key personnel;
o	the degree of success, if any, of our strategy to further establish and expand our relationships with distributors;
o	the structure, timing and integration of acquisitions of businesses, products and technologies and related disruption of our current business;
o	costs associated with acquisitions, including expenses charged for any impaired acquired intangible assets and goodwill;
o	the terms, timing and dilutive impact of financing activities;
o	technological changes in printers that comprise our current and potential market;
o	technological changes in toner and solid ink manufacturing; and
o	the ability of our products to satisfy market needs from a technical, performance, price and quality perspective.

Our stock price has been volatile, and you could lose the value of your investment.

Our stock price has been volatile and has fluctuated significantly in the past and your investment in our stock could lose some or all of its value. For example, during the past twelve months, the closing sales price of our common stock has fluctuated from a high of $5.89 per share to a low of $1.63 per share. The trading price of our stock is likely to continue to be volatile and subject to fluctuations in the future in response to various factors, some of which are beyond our control. These factors include:

o	quarterly variations in our results of operations or those of our competitors.
o	announcements by us or our competitors of new products, product improvements, significant contracts, commercial relationships or capital commitments.
o	the emergence of new sales or distribution channels in which we are unable to compete effectively.
o	our ability to develop and market new and enhanced products on a timely basis.
o	commencement of, or our involvement in, litigation.
o	recommendations by securities analysts or changes in earnings estimates.
o	announcements about our earnings that are not in line with analyst expectations.
o	general economic conditions and slow or negative growth of related markets.

The stock market in general and the market for small market capitalization technology companies in particular have experienced extreme price and volume fluctuations. These broad market and industry factors could materially and adversely affect the market price of our stock, regardless of our actual operating performance. Our fluctuating stock price also carries other risks, including the increased risk of shareholder litigation.

Our officers, directors and affiliates beneficially own approximately 35% of the outstanding shares of common stock, allowing these shareholders to influence matters requiring approval of the stockholders.

As of June 30, 2006, our management beneficially owned shares of our common stock representing approximately 35% of our voting stock. As a result of such ownership, and potential increased ownership, by our officers and directors, other investors will have limited control over matters requiring approval by the stockholders, including the election of directors. Such concentrated control may also make it difficult for you to influence corporate matters, and our management may take actions that our stockholders do not view as beneficial.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Future cash dividends on the common stock, if any, will be at the discretion of our board, and will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions imposed by lending or other agreements, and other factors that the board may consider important.

We have authorized a class of preferred stock which may alter the rights of common stock holders by giving preferred stock holders greater dividend rights, liquidation rights and voting rights than our common stockholders have.

Our board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Our Certificate of Incorporation, as amended, authorizes a class of 5,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.

Anti-takeover defenses in our governing documents and certain provisions under Delaware law could be dilutive and prevent an acquisition of our company or limit the price that investors might be willing to pay for our common stock.

Our governing documents and certain provisions of the Delaware General Corporation Law could make it difficult for another company to acquire control of our company. Our certificate of incorporation allows our board to issue, at any time and without stockholder approval, preferred stock with voting rights or such other rights, preferences and terms as it may determine. Also, Delaware law generally prohibits a Delaware corporation from engaging in any business combination with a person owning 15% or more of its voting stock, or who is affiliated with the corporation and owned 15% or more of its voting stock at any time within three years prior to the proposed business combination, for a period of three years from the date the person became a 15% owner, unless specified conditions are met. All or any one of these factors could limit the price that certain investors would be willing to pay for shares of our common stock and could delay, prevent or allow our Board of Directors to resist an acquisition of our company, even if the proposed transaction were favored by independent stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the resales of the shares of common stock offered by this prospectus. However, we will receive the exercise price of stock options held by the selling stockholders that are included in this prospectus, totaling $242,500.00, if and when the options are exercised. We expect to use the proceeds received from the exercise of the stock options, if any, for general working capital purposes.

SELLING STOCKHOLDERS

This prospectus relates to the resale of up to 150,000 shares of our common stock which may be acquired by the selling stockholders pursuant to their respective nonincentive stock option agreements. The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders. The registration of these shares does not necessarily mean that a selling stockholder will sell all or any of the shares.

The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of August 31, 2006. The information with respect to beneficial ownership of common stock held by each person is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by selling stockholders, based upon statements filed with the Securities and Exchange Commission, or based upon our actual knowledge.

Name of Selling Stockholder	Number of Shares Owned Prior to this Offering (a)(b)	Number of Shares Being Offered	Number of Shares Owned After this Offering (c)	Percent Owned After Offering (d)

Anderson, Lawrence (1)	102,000	100,000	2,000	*
Gunn, Donald (2)	75,000	50,000	25,000	*

TOTAL	177,000	150,000	27,000	*

*	Represents less than 1%.
(a)	Includes shares underlying stock options which are included in this prospectus.
(b)	The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the dates as of which the information in the above table was supplied to us. Information about the selling stockholders may change over time. We will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.
(c)	Assumes all of the shares offered by a selling stockholder pursuant to this prospectus are sold.
(d)	Based upon 11,131,363 shares outstanding as of August 31, 2006, as adjusted to assume the issuance of 150,000 shares underlying stock options included in this prospectus.
(1)	Mr. Anderson is an officer of the Company. Mr. Anderson was granted stock options to acquire 100,000 shares of common stock pursuant to a Nonincentive Stock Option Agreement, dated June 6, 2005. The stock options are subject to vesting over a five year period from June 6, 2005, vesting at the rate of 20% per year commencing with June 6, 2006.
(2)	Mr. Gunn is a former Vice President of the Company's subsidiary, Media Sciences, Inc., and former director of the Company. Mr. Gunn was granted stock options to acquire up to 100,000 shares of common stock pursuant to a Nonincentive Stock Option Agreement dated August 8, 2005, subject to vesting conditions. The option grant was modified by an agreement dated March 31, 2006 between the Company and Mr. Gunn. As modified, stock options to purchase 50,000 shares of common stock became fully vested as of April 2006. His employment ended in March 31, 2006, and the other stock options to purchase 50,000 shares have been forfeited.

PLAN OF DISTRIBUTION

We are registering shares of common stock offered for sale by this prospectus on behalf of the selling shareholders. The shares of common stock may be offered from time to time by the selling stockholders, or their donees or other transferees and successors in interest permitted to use Form S-8, under General Instruction A of Form S-8, in one or more transactions at fixed prices, at market prices at the same time of sale, at varying prices determined at the time of sale or at negotiated prices.

The selling stockholders may offer their shares of common stock in one or more of the following transactions:

o	on the American Stock Exchange, any other exchange upon which our shares may trade in the future, or in the over-the-counter market;
o	to purchasers directly;
o	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;
o	through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
o	block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction;
o	in connection with short sales; or
o	in any combination of one or more of these methods.

Selling stockholders may sell their shares of common stock:

o	at market prices prevailing at the time of sale;
o	at prices related to such prevailing market prices;
o	at negotiated prices;
o	at fixed prices; or
o	at a combination of such prices.

The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both. Compensation as to particular broker-dealers may be in excess of customary commissions.

Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the Nasdaq National Market or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers in connection with the sale of the common stock hereunder might be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them an any profit on the resale of shares purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders. None of the selling stockholders, at the date of this prospectus, has any agreement, arrangement or understanding with any broker or dealer to sell any of the Shares. All selling and other expenses incurred by individual selling stockholders will be borne by those selling stockholders.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares of common stock currently held by selling stockholders. The selling stockholders may also sell shares under Rule 144 of the Securities Act of 1933, as amended, if available, rather than under this prospectus.

To comply with the securities laws of certain states, the shares of common stock offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

The offering of the shares of common stock pursuant to this prospectus will terminate on the earlier of the time when the shares of common stock:

o	have been sold by the selling stockholders pursuant to this prospectus;
o	the time when all of the shares of common stock are eligible to be sold pursuant to Rule 144(k) under the Securities Act; or
o	this prospectus is no longer effective.

LEGAL MATTERS

The validity of the shares offered pursuant to this prospectus will be passed upon for us by Law Offices of Dan Brecher, New York, New York, counsel to the Company. Dan Brecher, the sole principal of the law firm, beneficially owns 49,853 shares of the Company’s common stock.

EXPERTS

The consolidated financial statements, as of and for the years ended June 30, 2005 and 2004, incorporated in this prospectus by reference to our Annual Report on Form 10-KSB/A for the year ended June 30, 2005, have been so incorporated in reliance on the report of J.H. Cohn LLP, independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

INDEMNIFICATION

We will indemnify our directors, officers, and controlling persons against liability under the Securities Act to the extent permitted by the General Corporation Law of Delaware. We will indemnify them against all expenses and liabilities that are reasonably incurred in connection with this prospectus to the extent allowed under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by any of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by such directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC into this Reoffer Prospectus by referring you to those which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any information we incorporate in this manner by reference is considered to be part of this prospectus. Our reporting number under the Exchange Act is 1-16053.

The following documents we have filed with the SEC are incorporated by reference into this prospectus:

(a)	our annual report on Form 10-KSB/A for the fiscal year ended June 30, 2005, filed on May 25, 2006;
(b)	our quarterly reports on Form 10-QSB/A for the fiscal quarters ended September 30, 2005 and December 31, 2005, filed on May 25, 2006;
(c)	our quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2006, filed on May 15, 2006;
(d)	our current reports on Form 8-K, filed on November 14, 2005, December 6, 2005, February 24, 2006, March 16, 2006, April 6, 2006, April 24, 2006, May 2, 2006 and June 27, 2006; and
(e)	the description of our common stock contained in our registration statement on Form 8-A filed on August 8, 2000.

Additionally, all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this prospectus and shall automatically update and supersede this information.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Media Sciences International, Inc., 8 Allerman Road, Oakland, New Jersey 07436, Attention: Corporate Secretary, telephone: (201) 677-9311.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-8 under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information regarding us and the shares offered hereby, please refer to the registration statement. You may inspect a copy of the registration statement without charge at the SEC’s Public Reference Room, and you may obtain copies of all or any part of the registration statement from such office upon payment of the fees prescribed by the SEC.

We are required by the Securities Exchange Act of 1934, as amended, to file reports, proxy statements and other information with the SEC. These filings may be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room and any applicable copying fee by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about us that we file electronically with the SEC. Our filings with the SEC are available to the public on the SEC’s web site at http://www.sec.gov. Our company maintains an Internet site at www.mediasciences.com.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Company hereby incorporates by reference in this registration statement the following documents:

(a)

The Company’s annual report on Form 10-KSB/A filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), containing audited financial statements for the Company’s fiscal year ended June 30, 2005, as filed with the Securities and Exchange Commission on May 25, 2006.

(b)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the registrant document referred to in (a) above.

(c)

The description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 8-A filed under the Exchange Act including any amendment or report filed for the purpose of updating such description.

In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

The class of securities to be offered is registered under Section 12 of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares offered pursuant to this prospectus will be passed upon for us by Law Offices of Dan Brecher, New York, New York, counsel to the Company. Dan Brecher, the sole principal of the law firm, beneficially owns 49,853 shares of the Company’s common stock.

Item 6. Indemnification of Directors and Officers.

Our Certificate of Incorporation provides that to the fullest extent permitted by the General Corporation Law of Delaware, including, without limitation, as provided in Section 102(b)(7) of the General Corporation Law of Delaware, as the same exists or may hereafter be amended, any of our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

o	for any breach of the director's duty of loyalty to the corporation or its stockholders;
o	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
o	for payments of unlawful dividends or unlawful stock repurchases or redemptions; or
o	for any transaction from which the director derived an improper personal benefit.

If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended. Any repeal or modification of the provision of the Certificate of Incorporation by our stockholders shall not adversely affect any right or protection of our directors existing at the time of such repeal or modification or with respect to events occurring prior to such time.

Our Certificate of Incorporation and Bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Our Certificate of Incorporation provides that we will indemnify any of our directors, officers, employees, or agents with respect to actions, suits, or proceedings relating to us and, subject to certain limitations, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty.

Our directors or officers, or a person who at our request serves as a director, officer, employee or agent of another business entity, shall be indemnified by us against all expense, liability and loss, including attorneys’ fees, judgments, fines, other expenses and losses, that is reasonably incurred or suffered in connection with any action, suit or proceeding or threatened action, suit or proceeding. For a person to receive indemnification under this provision, our Board of Directors must authorize the indemnification, and the person seeking indemnification must agree to repay us for all amounts advanced to him or her if a court of law ultimately determines that the person should not have been indemnified by us. A person who is entitled to indemnification may recover from us, and may sue us if we fail to make timely payment.

Item 7. Exemption From Registration Claimed.

Inapplicable.

Item 8. Exhibits.

Exhibit Number	Description of Exhibit

4.1	Certificate of Incorporation of Cadapult Graphic Systems, Inc., a Delaware corporation (Incorporated by reference to Exhibit 3.1 of Quarterly Report on Form 10-QSB/A filed on September 1, 1998)
4.2	Certificate of Amendment of Certificate of Incorporation of Cadapult Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(5) of Annual Report on Form 10-KSB filed on September 28, 1999)
4.3	Certificate of Amendment of Certificate of Incorporation of Cadapult Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(1) of Quarterly Report on Form 10-QSB filed on May 15, 2002)
4.4	Certificate of Designation (Incorporated by reference to Exhibit 4.5 of Registration Statement on Form SB-2, Registration Number 333-91005, originally filed on November 15, 1999)
4.5	Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3(i)(6) of Annual Report on Form 10-KSB filed on September 15, 2003)
4.6	Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 4.7 of Registration Statement on Form SB-2, Registration Number 333-112340, filed on January 30, 2004).
4.7	Bylaws, as amended and restated (Incorporated by reference to Exhibit 3(ii) of Current Report on Form 8-K filed on November 14, 2005)
5*	Opinion on Legality of Law Offices of Dan Brecher
10.1*	Nonincentive Stock Option Agreement dated June 6, 2005 by and between Media Sciences International, Inc. and Lawrence Anderson
10.2*	Nonincentive Stock Option Agreement dated August 8, 2005 by and between Media Sciences International, Inc. and Donald Gunn
10.3*	Separation Agreement dated March 31, 2006 by and between Media Sciences International, Inc. and Donald Gunn
23.1*	Consent of J.H. Cohn LLP
23.2*	Consent of Law Offices of Dan Brecher (included in Exhibit 5)

____

* Filed herewith

Item 9. Undertakings.

The undersigned registrant hereby undertakes that it will:

(1)      File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)	reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
(iii)	include any additional or changed material information on the plan of distribution;

provided, however, that the registrant does not need to make post-effective amendments with respect to the information set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above if the information is incorporated by reference from periodic reports filed by the registrant under the Exchange Act.

(2)     For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)     File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of New Jersey, on September 8, 2006.

MEDIA SCIENCES INTERNATIONAL, INC. By: /s/ Michael W. Levin Michael W. Levin Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE

/s/ Michael W. Levin Michael W. Levin	Chairman of the Board, President and Chief Executive Officer	September 8, 2006

/s/ Kevan Bloomgren Kevan Bloomgren	Chief Financial Officer	September 8, 2006

/s/ Paul C. Baker Paul C. Baker	Director	September 8, 2006

/s/ Edwin Ruzinsky Edwin Ruzinsky	Director	September 8, 2006

/s/ Henry Royer Henry Royer	Director	September 8, 2006

/s/ Alan L. Bazaar Alan L. Bazaar	Director	September 8, 2006

/s/ Dennis Ridgeway Dennis Ridgeway	Director	September 8, 2006

/s/ Willem van Rijn Willem van Rijn	Director	September 8, 2006

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	Certificate of Incorporation of Cadapult Graphic Systems, Inc., a Delaware corporation (Incorporated by reference to Exhibit 3.1 of Quarterly Report on Form 10-QSB/A filed on September 1, 1998)
4.2	Certificate of Amendment of Certificate of Incorporation of Cadapult Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(5) of Annual Report on Form 10-KSB filed on September 28, 1999)
4.3	Certificate of Amendment of Certificate of Incorporation of Cadapult Graphic Systems, Inc. (Incorporated by reference to Exhibit 3(i)(1) of Quarterly Report on Form 10-QSB filed on May 15, 2002)
4.4	Certificate of Designation (Incorporated by reference to Exhibit 4.5 of Registration Statement on Form SB-2, Registration Number 333-91005, originally filed on November 15, 1999)
4.5	Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3(i)(6) of Annual Report on Form 10-KSB filed on September 15, 2003)
4.6	Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 4.7 of Registration Statement on Form SB-2, Registration Number 333-112340, filed on January 30, 2004).
4.7	Bylaws, as amended and restated (Incorporated by reference to Exhibit 3(ii) of Current Report on Form 8-K filed on November 14, 2005)
5*	Opinion on Legality of Law Offices of Dan Brecher
10.1*	Nonincentive Stock Option Agreement dated June 6, 2005 by and between Media Sciences International, Inc. and Lawrence Anderson
10.2*	Nonincentive Stock Option Agreement dated August 8, 2005 by and between Media Sciences International, Inc. and Donald Gunn
10.3*	Separation Agreement dated March 31, 2006 by and between Media Sciences International, Inc. and Donald Gunn
23.1*	Consent of J.H. Cohn LLP
23.2*	Consent of Law Offices of Dan Brecher (included in Exhibit 5)

____

* Filed herewith